Equal Energy Announces Divestiture of Non-core Assets
for Proceeds of $49.35 Million

Calgary, Alberta – (CNW – October 26, 2011) Equal Energy Ltd. (“Equal” or the “Company”) (TSX: EQU): (NYSE: EQU) announces that it has entered into definitive agreements to sell several non-core properties in Canada for a total cash consideration of $49.35 million (the “Asset Dispositions”).  The proceeds from the Asset Dispositions will be used to reduce outstanding debt.

Don Klapko, President and CEO commented, “We are pleased to advance the sale of non-core assets with the intention of improving our balance sheet and providing additional financial flexibility for Equal.  The assets are not the focus of further development by Equal.  Equal will continue to develop its key oil plays in the Alliance Viking and Lochend Cardium in Canada, and its liquids-rich gas play in the Hunton formation of Oklahoma.”

The definitive agreements relating to the Asset Dispositions are subject to normal risks of closure and adjustments to price under conventional terms typical of this type of sale.  The Asset Dispositions are anticipated to be completed by December 1, 2011.

The Asset Dispositions include properties in Alberta, Saskatchewan and British Columbia and compromise total current production of about 2,100 boe/day, of which 51% is natural gas.  Upon closure of the transactions, Equal expects to realize lower operating costs and interest expense resulting in improved cash netbacks per unit of production on the remainder of its assets.  Equal estimates that its net asset value will be approximately the same after the completion of the Asset Dispositions.  The Company anticipates its second half 2011 production to range between 9,200 – 9,700 boe/day, after taking into consideration the Asset Dispositions.

During 2011 Equal drilled nine oil wells in the Alliance Viking play, three oil wells in the Lochend Cardium play, and is currently drilling the last of thirteen wells in the Hunton liquids-rich gas play (six horizontal and seven vertical wells).  All wells are either on production or will be before year end.  Drilling in Canada is expected to resume in late December 2011 and in Oklahoma in January 2012.  The core areas of Alliance Viking, Lochend Cardium and Oklahoma Hunton will continue to be the focus of Equal’s capital program during 2012.

Additionally, Equal has amassed a significant acreage position on an exciting new Mississippian light oil play in Oklahoma that exists on acreage held by production from certain of its Hunton fields.  The Company plans to continue consolidating acreage prospective for the Mississippian while it considers options to begin development of the play during 2012.

For further information please contact:

Dell Chapman                                                                                                Don Klapko
Chief Financial Officer                                                                                   President & CEO
(403) 538-3580 or (877) 263-0262                                                            (403) 536-8373 or (877) 263-0262

info@equalenergy.ca
www.equalenergy.ca

About Equal Energy Ltd.

Equal is an exploration and production oil and gas company based in Calgary, Alberta, Canada with its United States operations office located in Oklahoma City, Oklahoma.  Equal’s shares and debentures are listed on the Toronto Stock Exchange under the symbols (EQU, EQU.DB.A, EQU.DB.B) and Equal’s shares are listed on the New York Stock Exchange under the symbol (EQU).  The portfolio of its core oil and gas properties is located in Alberta, and Oklahoma.  Production is comprised of approximately 52 percent crude oil and natural gas liquids and 48 percent natural gas.  Equal has compiled a multi-year drilling inventory for its properties including its oil play opportunities in the Cardium and Viking in central Alberta in addition to its extensive inventory of drilling locations in the Hunton liquids-rich, natural gas play in Oklahoma.

Forward-Looking Statements
Certain information in this press release constitutes forward-looking statements under applicable securities law. Any statements that are contained in this press release that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as “will” “may,” “should,” “anticipate,” “expects,” “seeks” and similar expressions. Specific forward-looking statements included in this press release include comments related to the closing of the Asset Dispositions, the use of proceeds from the Asset Dispositions, the operational and financial impacts of the Asset Dispositions on the Company and the focus of Equal’s ongoing drilling and development plans.

Forward-looking statements necessarily involve known and unknown risks, including, without limitation, uncertainty regarding the closing of the Asset Dispositions, risks associated with oil and gas production; marketing and transportation; loss of markets; volatility of commodity prices; currency and interest rate fluctuations; imprecision of reserve estimates; environmental risks; competition; incorrect assessment of the value of acquisitions; failure to realize the anticipated benefits of acquisitions or dispositions; inability to access sufficient capital from internal and external sources; changes in legislation, including but not limited to income tax, environmental laws and regulatory matters

Readers are cautioned that the foregoing list of factors is not exhaustive. Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Additional information on these and other factors that could affect Equal's operations or financial results are included in Equal's reports on file with Canadian and U.S. securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), the SEC's website (www.sec.gov), Equal's website (www.equalenergy.ca) or by contacting Equal.  Furthermore, the forward looking statements contained in this news release are made as of the date of this news release, and Equal does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by securities law.

CONVERSION:  Natural gas volumes recorded in thousand cubic feet (“mcf”) are converted to barrels of oil equivalent (“boe”) using the ratio of six (6) mcf to one (1) barrel of oil (“bbl”).  Boe’s may be misleading, particularly if used in isolation.  A boe conversion ratio of 6 mcf:1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead.